Exhibit 28A

First Chicago Credit Card Master Trust II
Excess Spread Analysis—July 2002

Series Deal Size Expected Maturity	95-M $500MM 10/15/02	95-O $500MM 12/16/02	96-S $700MM 12/16/02	97-U $400MM 10/15/02	99-X $750MM 6/16/03	99-Y $550MM 8/15/03
Yield	20.28%	20.28%	20.28%	20.28%	20.28%	20.28%
Less: Coupon	2.10%	2.10%	2.02%	2.00%	2.09%	2.09%
Servicing Fee	1.50%	1.50%	1.50%	1.50%	1.50%	1.50%
Net Credit Losses	5.55%	5.55%	5.55%	5.55%	5.55%	5.55%
Excess Spread:
July-02	11.13%	11.13%	11.21%	11.23%	11.14%	11.14%
June-02	10.95%	10.94%	11.03%	11.05%	10.96%	10.95%
May-02	10.58%	10.58%	10.67%	10.68%	10.59%	10.59%
Three Month Average Excess Spread	10.89%	10.88%	10.97%	10.99%	10.90%	10.89%

Delinquency:
30 to 59 Days	1.21%	1.21%	1.21%	1.21%	1.21%	1.21%
60 to 89 Days	0.77%	0.77%	0.77%	0.77%	0.77%	0.77%
90+ Days	1.49%	1.49%	1.49%	1.49%	1.49%	1.49%
Total	3.47%	3.47%	3.47%	3.47%	3.47%	3.47%

Payment Rate	31.13%	31.13%	31.13%	31.13%	31.13%	31.13%